 Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

June 6, 2014

Steve Lo
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Tap Resources, Inc.
Form 8-K filed May 28, 2104
File No. 000-53400

Dear Mr. Reynolds:

We respectfully hereby submit the information in this letter, on behalf of our client, Tap Resources Inc., a Nevada corporation (the “Company”) in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2014. Amendment No. 1 to the Company’s referenced Form 8-K was filed with the Commission via EDGAR on June 6, 2014.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Form 8-K.

 Form 8-K Filed May 28, 2014

1. Please amend your filing to state whether your former accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

Company response: The Company has added the following disclosure on page 2 to the amended Form 8-K: “De Joya Grifith’s report on the financial statements for either of the past two years did not contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.”

2. Please include in your amendment, a letter from your former accountant stating whether they agree with the statements made in your amended Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

Company response: The Company has included a letter from its former accountant as Exhibit 16.3 to the Form S-1.

Please contact the undersigned with any questions or comments.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo